082-05006

*Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.*

AR/S
12-31-08

# SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

**香格里拉（亞洲）有限公司***

website: www.ir.shangri-la.com

**(Stock Code: 00069)**

## 2008 FINAL RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the audited results of the Company and its subsidiaries (the "Group"), and associates for the year ended 31 December 2008. These results have been audited by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants and reviewed by the Audit Committee of the Board.

The consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2008 decreased to US$165.9 million (US5.76 cents per share) from US$340.9 million (US12.76 cents per share) in the last year.

The Board has recommended a final dividend of **HK10 cents** per share for 2008 (2007: HK12 cents per share) payable to the Company's shareholders whose names appear on the registers of members of the Company on Wednesday, 27 May 2009. With the interim dividend of HK14 cents per share (2007: HK15 cents per share) paid in October 2008, the total dividend for 2008 is HK24 cents per share (2007: HK27 cents per share).

Subject to shareholders' approval of the payment of the final dividend at the forthcoming annual general meeting of the Company, the proposed final dividend is expected to be paid on Friday, 5 June 2009.

## GROUP FINANCIAL HIGHLIGHTS

### Consolidated Results

| | | Year ended 31 December | |
|---|---|---|---|
| | | **2008** | 2007 |
| | | **Audited** | Audited |
| Sales | *US$'000* | **1,353,271** | 1,219,248 |
| Profit attributable to the equity holders of the Company | *US$'000* | **165,940** | 340,863 |
| Earnings per share | *US cents* | **5.76** | 12.76 |
| Dividend per share | *HK cents* | **24** | 27 |
| Return on Equity<br>Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company | | **4.24%** | 10.36% |
| EBITDA (earnings before interest, tax, depreciation, amortisation and non-operating items) | *US$'000* | **488,838** | 442,069 |
| EBITDA Margin<br>EBITDA/Sales | | **36.12%** | 36.26% |

### Consolidated Balance Sheet

| | | As at 31 December | |
|---|---|---|---|
| | | **2008** | 2007 |
| | | **Audited** | Audited |
| Total equity | *US$'000* | **4,251,388** | 4,185,328 |
| Net assets attributable to the Company's equity holders | *US$'000* | **3,953,331** | 3,881,870 |
| Net borrowings (total of bank loans and overdrafts less cash and bank balances) | *US$'000* | **1,465,259** | 859,183 |
| Net assets per share attributable to the Company's equity holders | *US$* | **1.37** | 1.35 |
| Net assets (total equity) per share | *US$* | **1.47** | 1.45 |
| Net borrowings to total equity ratio | | **34.5%** | 20.5% |

## AUDITED CONSOLIDATED BALANCE SHEET

| | | As at 31 December | |
|---|---|---|---|
| | | **2008** | 2007 |
| | *Note* | ***US$'000*** | *US$'000* |
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | | **3,789,324** | 3,260,931 |
| Investment properties | | **524,309** | 523,633 |
| Leasehold land and land use rights | | **520,794** | 416,749 |
| Intangible assets | | **95,452** | 87,172 |
| Interest in associates | | **1,270,364** | 1,118,992 |
| Deferred income tax assets | | **1,117** | 2,294 |
| Available-for-sale financial assets | | **4,158** | 4,191 |
| Other receivables | | **3,683** | 5,091 |
| | | **6,209,201** | 5,419,053 |
| **Current assets** | | | |
| Inventories | | **31,805** | 28,215 |
| Accounts receivable, prepayments and deposits | *4* | **191,108** | 171,428 |
| Due from associates | | **14,244** | 23,920 |
| Financial assets held for trading | | **13,326** | 71,710 |
| Cash and bank balances | | **463,027** | 386,684 |
| | | **713,510** | 681,957 |
| **Total assets** | | **6,922,711** | 6,101,010 |
| **EQUITY** | | | |
| **Capital and reserves attributable to the Company's equity holders** | | | |
| Share capital | *5* | **1,940,997** | 1,934,577 |
| Other reserves | | **1,334,921** | 1,309,274 |
| Retained earnings | | | |
| – Proposed final dividend | *13* | **37,090** | 44,631 |
| – Others | | **640,323** | 593,388 |
| | | **3,953,331** | 3,881,870 |
| **Non-controlling interests** | | **298,057** | 303,458 |
| **Total equity** | | **4,251,388** | 4,185,328 |

| | Note | As at 31 December 2008 US$'000 | 2007 US$'000 |
|---|---|---|---|
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Bank loans | | **1,889,273** | 1,153,939 |
| Derivative financial instruments | | **65,916** | 20,708 |
| Due to non-controlling shareholders | | **27,012** | 20,603 |
| Deferred income tax liabilities | | **220,044** | 213,288 |
| | | **2,202,245** | 1,408,538 |
| **Current liabilities** | | | |
| Accounts payable and accruals | *6* | **404,380** | 377,405 |
| Due to non-controlling shareholders | | **6,355** | 10,355 |
| Current income tax liabilities | | **19,330** | 27,456 |
| Bank loans and overdrafts | | **39,013** | 91,928 |
| | | **469,078** | 507,144 |
| **Total liabilities** | | **2,671,323** | 1,915,682 |
| **Total equity and liabilities** | | **6,922,711** | 6,101,010 |
| **Net current assets** | | **244,432** | 174,813 |
| **Total assets less current liabilities** | | **6,453,633** | 5,593,866 |

## AUDITED CONSOLIDATED INCOME STATEMENT

| | Note | Year ended 31 December 2008 US$'000 | 2007 US$'000 |
|---|---|---|---|
| **Sales** | 3 | **1,353,271** | 1,219,248 |
| Cost of goods sold | 7 | **(551,249)** | (493,970) |
| **Gross profit** | | **802,022** | 725,278 |
| Other (losses)/gains – net | 8 | **(82,915)** | 113,726 |
| Marketing costs | 7 | **(45,065)** | (44,086) |
| Administrative expenses | 7 | **(102,954)** | (94,033) |
| Other operating expenses | 7 | **(407,923)** | (327,541) |
| **Operating profit** | | **163,165** | 373,344 |
| Finance gain/(costs) | 9 | **12,851** | (19,128) |
| Share of profit of associates | 10 | **76,867** | 98,901 |
| **Profit before income tax** | | **252,883** | 453,117 |
| Income tax expense | 11 | **(69,416)** | (78,892) |
| **Profit for the year** | | **183,467** | 374,225 |
| **Attributable to:** | | | |
| Equity holders of the Company | | **165,940** | 340,863 |
| Non-controlling interests | | **17,527** | 33,362 |
| | | **183,467** | 374,225 |
| **Earnings per share for profit attributable to the equity holders of the Company during the year** *(expressed in US cents per share)* | | | |
| – basic | 12 | **5.76** | 12.76 |
| – diluted | 12 | **5.75** | 12.71 |
| **Dividends** | 13 | **89,213** | 100,323 |

## AUIDTED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Attributable to equity holders of the Company | | | | | |
|---|---|---|---|---|---|---|
| | Share capital *US$'000* | Other reserves *US$'000* | Retained earnings *US$'000* | Total *US$'000* | Non-controlling interests *US$'000* | Total *US$'000* |
| **Balance at 1 January 2008** | 1,934,577 | 1,309,274 | 638,019 | 3,881,870 | 303,458 | 4,185,328 |
| Currency translation differences | – | 26,262 | – | 26,262 | (9,530) | 16,732 |
| Net income/(expenses) recognised directly in equity | – | 26,262 | – | 26,262 | (9,530) | 16,732 |
| Profit for the year | – | – | 165,940 | 165,940 | 17,527 | 183,467 |
| Total recognised income for the year ended 31 December 2008 | – | 26,262 | 165,940 | 192,202 | 7,997 | 200,199 |
| Exercise of share options – allotment of shares | 5,351 | – | – | 5,351 | – | 5,351 |
| Exercise of share options – transfer from option reserve to share premium | 1,069 | (1,069) | – | – | – | – |
| Granting of share options – value of employee service | – | 454 | – | 454 | – | 454 |
| Payment of 2007 final dividend | – | – | (44,644) | (44,644) | – | (44,644) |
| Payment of 2008 interim dividend | – | – | (52,123) | (52,123) | – | (52,123) |
| Transferred from financial assets held for trading | – | – | (18,785) | (18,785) | (6,735) | (25,520) |
| Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries | – | – | (10,994) | (10,994) | – | (10,994) |
| Dividend paid and payable to non-controlling shareholders | – | – | – | – | (14,384) | (14,384) |
| Equity acquired from non-controlling shareholders | – | – | – | – | (7,109) | (7,109) |
| Equity injected and acquired by non-controlling shareholders | – | – | – | – | 15,283 | 15,283 |
| Net change in equity loans due to non-controlling shareholders | – | – | – | – | (453) | (453) |
| | 6,420 | (615) | (126,546) | (120,741) | (13,398) | (134,139) |
| **Balance at 31 December 2008** | 1,940,997 | 1,334,921 | 677,413 | 3,953,331 | 298,057 | 4,251,388 |

| | Attributable to equity holders of the Company | | | | | |
|---|---|---|---|---|---|---|
| | Share capital | Other reserves | Retained earnings | Total | Non-controlling interests | Total |
| | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* | *US$'000* |
| **Balance at 1 January 2007** | 1,224,810 | 1,088,174 | 386,195 | 2,699,179 | 276,145 | 2,975,324 |
| Currency translation differences | – | 226,371 | – | 226,371 | 16,108 | 242,479 |
| Disposal of partial interests in subsidiaries | – | (3,088) | – | (3,088) | – | (3,088) |
| Net income recognised directly in equity | – | 223,283 | – | 223,283 | 16,108 | 239,391 |
| Profit for the year | – | – | 340,863 | 340,863 | 33,362 | 374,225 |
| Total recognised income for the year ended 31 December 2007 | – | 223,283 | 340,863 | 564,146 | 49,470 | 613,616 |
| Issue of shares upon conversion of convertible bonds | 35,334 | (2,623) | – | 32,711 | – | 32,711 |
| Exercise of share options – allotment of shares | 9,617 | – | – | 9,617 | – | 9,617 |
| Exercise of share options – transfer from option reserve to share premium | 2,044 | (2,044) | – | – | – | – |
| Granting of share options – value of employee service | – | 2,484 | – | 2,484 | – | 2,484 |
| Rights issue | 662,772 | – | – | 662,772 | – | 662,772 |
| Payment of 2006 final dividend | – | – | (33,347) | (33,347) | – | (33,347) |
| Payment of 2007 interim dividend | – | – | (55,692) | (55,692) | – | (55,692) |
| Dividend paid and payable to non-controlling shareholders | – | – | – | – | (17,728) | (17,728) |
| Equity injected and acquired by non-controlling shareholders | – | – | – | – | 14,290 | 14,290 |
| Net change in equity loans due to non-controlling shareholders | – | – | – | – | (18,719) | (18,719) |
| | 709,767 | (2,183) | (89,039) | 618,545 | (22,157) | 596,388 |
| **Balance at 31 December 2007** | 1,934,577 | 1,309,274 | 638,019 | 3,881,870 | 303,458 | 4,185,328 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1 General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

## 2 Basis of preparation

The principal accounting policies applied in the preparation of these consolidated financial statements have been consistently applied during the year unless otherwise stated below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets, financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The following amendments to standards and new interpretations are relevant to the Group's operation and are mandatory for financial year ended 31 December 2008:

| | |
|---|---|
| HKAS 39 (Amendment) | Financial Instruments: Recognition and Measurement |
| HKFRS 7 (Amendment) | Financial Instruments: Disclosure – Reclassification of Financial Assets |
| HK(IFRIC) – Int 11 | HKFRS 2 – Group and Treasury Share Transactions |
| HK(IFRIC) – Int 14 | HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

These amendments to standards and new interpretations had no material effect on the Group's accounting policies.

In addition, the Group has early adopted the following amendments to standards which are relevant to the Group's operation for financial period beginning 1 January 2008:

| | |
|---|---|
| HKAS 27 Revised | Consolidated and Separate Financial Statements |
| HKFRS 3 Revised | Business Combinations |

The adoption of the above amendments to standards does not have a significant impact on the Group's financial statements except as follows:

Under HKAS 27 Revised, changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognised directly in equity and attributed to the owners of the Company. This was effected prospectively from 1 January 2008 and the effect on the financial statements for the year ended 31 December 2008 is that the Group charged a net amount of US$10,994,000 to the retained earnings during the year instead of crediting US$290,000 to the consolidated income statement as gain on disposal of partial interest in a subsidiary and recording US$11,284,000 in the balance sheet as goodwill acquired upon acquisition of additional equity interest in a subsidiary.

The following new interpretation to standards is mandatory for accounting periods beginning on or after 1 January 2008 but is not relevant to the Group's operations:

| | |
|---|---|
| HK(IFRIC) – Int 12 | Service Concession Arrangements |

The following new standards, amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation but are not effective for 2008 and have not been early adopted:

| | |
|---|---|
| HKAS 1 Revised | Presentation of Financial Statements |
| HKAS 23 Revised | Borrowing Costs |
| HKAS 32 (Amendment) | Financial Instruments: Presentation |
| HKFRS 2 (Amendment) | Share-based Payment |
| HKFRS 8 | Operating Segments |
| HK(IFRIC) – Int 13 | Customer Loyalty Programmes |
| HK(IFRIC) – Int 16 | Hedges of a Net Investment in a Foreign Operation |

The Group believes that the adoption of the above new standards, amendments to standards and interpretations are unlikely to have material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised – Presentation of Financial Statements will prohibit the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group will apply HKAS 1 Revised from 1 January 2009.

HKFRS 8 Operating Segments replaces HKAS 14 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company will apply HKFRS 8 Operating Segments from 1 January 2009.

## 3 Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

| | **2008** | 2007 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Sales | | |
| Hotel operation: | | |
| Room rentals | **674,247** | 622,644 |
| Food and beverage sales | **519,430** | 457,250 |
| Rendering of ancillary services | **87,075** | 79,251 |
| Hotel management and related service fees | **36,254** | 32,369 |
| Property rentals | **36,265** | 27,734 |
| | **1,353,271** | 1,219,248 |

*Primary reporting format – geographical segments*

The Group is managed on a worldwide basis in six main geographical areas:

| | |
|---|---|
| Hong Kong | – hotel ownership, operation and management |
| Mainland China | – hotel ownership, operation and management<br>– ownership and leasing of office, commercial and serviced apartments |
| The Philippines | – hotel ownership, operation and management |
| Singapore | – hotel ownership, operation and management<br>– ownership and leasing of office, commercial and serviced apartments |
| Thailand | – hotel ownership, operation and management<br>– ownership and leasing of office, commercial and serviced apartments |
| Malaysia | – hotel ownership, operation and management, golf club ownership and operation<br>– ownership and leasing of office, commercial and serviced apartments |
| Other countries | – hotel ownership, operation and management |

*Secondary reporting format – business segments*

The Group is organised on a worldwide basis into three main business segments:

| | |
|---|---|
| Hotel operation | – ownership and operation of hotel business |
| Hotel management | – provision of hotel management and related services |
| Property rentals | – ownership and leasing of office, commercial and serviced apartments |

***Primary reporting format – geographical segments***

**Segment income statement**
***For year ended 31 December 2008 (US$ million)***

| | The People's Republic of China | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Hong Kong | Mainland China | The Philippines | Singapore | Thailand | Malaysia | Other | Elimination | Group |
| **Sales** | | | | | | | | | |
| External sales | 233.6 | 531.8 | 153.9 | 193.3 | 56.0 | 127.3 | 57.4 | - | 1,353.3 |
| Inter-segment sales | 7.1 | 24.8 | 8.8 | 5.9 | 2.7 | 3.8 | 3.0 | (56.1) | - |
| **Total** | 240.7 | 556.6 | 162.7 | 199.2 | 58.7 | 131.1 | 60.4 | (56.1) | 1,353.3 |
| **Result** | | | | | | | | | |
| Segment results | 38.5 | 76.3 | 29.2 | 68.8 | 11.5 | 30.1 | 11.6 | - | 266.0 |
| Interest income | | | | | | | | | 7.7 |
| Dividend income | | | | | | | | | 0.9 |
| Net unrealised losses on financial assets held for trading | | | | | | | | | (33.4) |
| Fair value losses on investment properties | | | | | | | | | (0.9) |
| Fair value losses on derivative financial instruments – interest-rate swap contracts | | | | | | | | | (61.1) |
| Fair value gains on loans from non-controlling shareholders | | | | | | | | | 1.3 |
| Penalty on relinquishment of rights to acquire land use rights of project sites | | | | | | | | | (0.6) |
| Unallocated corporate expenses | | | | | | | | | (16.7) |
| **Operating profit** | | | | | | | | | 163.2 |
| Finance gain | | | | | | | | | 12.8 |
| Share of profit of associates | (0.9) | 63.9 | 0.2 | 10.4 | - | 2.4 | 0.9 | - | 76.9 |
| **Profit before income tax** | | | | | | | | | 252.9 |
| Depreciation of property, plant and equipment | (14.4) | (86.7) | (22.1) | (13.8) | (13.5) | (12.5) | (3.8) | - | (166.8) |
| Amortisation of leasehold land and land use rights | (1.9) | (8.5) | - | (0.3) | - | (0.3) | (0.2) | - | (11.2) |
| Capital expenditures, excluding intangible assets | 8.3 | 432.2 | 81.3 | 8.4 | 10.8 | 29.7 | 234.0 | - | 804.7 |

*For year ended 31 December 2007 (US$ million)*

| | The People's Republic of China | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Hong Kong | Mainland China | The Philippines | Singapore | Thailand | Malaysia | Other | Elimination | Group |
| **Sales** | | | | | | | | | |
| External sales | 230.8 | 436.9 | 149.4 | 170.6 | 60.3 | 121.8 | 49.4 | – | 1,219.2 |
| Inter-segment sales | 7.1 | 19.3 | 8.8 | 4.9 | 2.8 | 3.7 | 1.7 | (48.3) | – |
| **Total** | 237.9 | 456.2 | 158.2 | 175.5 | 63.1 | 125.5 | 51.1 | (48.3) | 1,219.2 |
| **Result** | | | | | | | | | |
| Segment results | 32.7 | 86.3 | 30.0 | 55.8 | 21.6 | 36.9 | 17.3 | – | 280.6 |
| Interest income | | | | | | | | | 10.3 |
| Dividend income | | | | | | | | | 0.9 |
| Net unrealised gains on financial assets held for trading | | | | | | | | | 21.1 |
| Fair value gains on investment properties | | | | | | | | | 59.1 |
| Fair value losses on derivative financial instruments – interest-rate swap contracts | | | | | | | | | (10.4) |
| Fair value gains on loans from non-controlling shareholders | | | | | | | | | 10.7 |
| Unallocated corporate expenses | | | | | | | | | (16.0) |
| Tax refund on reinvestment of dividend from a subsidiary and an associate | | | | | | | | | 3.2 |
| Gain on disposal of partial interests in subsidiaries | | | | | | | | | 9.1 |
| Waiver of debt by a non-controlling shareholder | | | | | | | | | 4.7 |
| **Operating profit** | | | | | | | | | 373.3 |
| Finance costs | | | | | | | | | (19.1) |
| Share of profit of associates | (0.2) | 85.7 | – | 11.9 | – | 2.3 | (0.8) | – | 98.9 |
| **Profit before income tax** | | | | | | | | | 453.1 |
| Depreciation of property, plant and equipment | (14.5) | (61.5) | (21.9) | (12.9) | (9.0) | (11.4) | (3.7) | – | (134.9) |
| Amortisation of leasehold land and land use rights | (1.9) | (5.6) | – | (0.2) | – | (0.3) | (0.3) | – | (8.3) |
| Capital expenditures, excluding intangible assets | 8.0 | 414.6 | 47.5 | 13.3 | 43.2 | 22.0 | 105.2 | – | 653.8 |

## Segment balance sheet

*As at 31 December 2008 (US$ million)*

| | Hong Kong | The People's Republic of China – Mainland China | The Philippines | Singapore | Thailand | Malaysia | Other | Elimination | Group |
|---|---|---|---|---|---|---|---|---|---|
| Segment assets | 267.1 | 2,618.1 | 536.7 | 795.6 | 213.9 | 402.2 | 672.4 | (13.8) | 5,492.2 |
| Interest in associates | 24.3 | 1,043.1 | 28.2 | 92.4 | - | 29.6 | 52.8 | - | 1,270.4 |
| Unallocated assets | | | | | | | | | 64.6 |
| Intangible assets | | | | | | | | | 95.5 |
| **Total assets** | | | | | | | | | 6,922.7 |
| Segment liabilities | (80.0) | (189.6) | (32.5) | (27.9) | (16.1) | (23.7) | (44.9) | 13.8 | (400.9) |
| Unallocated liabilities | | | | | | | | | (2,270.4) |
| **Total liabilities** | | | | | | | | | (2,671.3) |

*As at 31 December 2007 (US$ million)*

| | Hong Kong | The People's Republic of China – Mainland China | The Philippines | Singapore | Thailand | Malaysia | Other | Elimination | Group |
|---|---|---|---|---|---|---|---|---|---|
| Segment assets | 301.4 | 2,088.8 | 507.8 | 804.6 | 232.3 | 418.0 | 429.2 | (13.2) | 4,768.9 |
| Interest in associates | 39.3 | 918.8 | - | 86.9 | - | 28.7 | 45.3 | - | 1,119.0 |
| Unallocated assets | | | | | | | | | 125.9 |
| Intangible assets | | | | | | | | | 87.2 |
| **Total assets** | | | | | | | | | 6,101.0 |
| Segment liabilities | (80.7) | (157.2) | (39.0) | (30.8) | (26.0) | (25.6) | (31.7) | 13.2 | (377.8) |
| Unallocated liabilities | | | | | | | | | (1,537.9) |
| **Total liabilities** | | | | | | | | | (1,915.7) |

***Secondary reporting format – business segments***
***For the year ended/as at 31 December 2008 (US$ million)***

| | **Sales** | **Segment results** | **Total assets** | **Capital expenditures** |
|---|---|---|---|---|
| Hotel operation | | | | |
| – Room rentals | **674.2** | | | |
| – Food and beverage sales | **519.4** | | | |
| – Renderings of ancillary services | **87.1** | | | |
| | **1,280.7** | **217.2** | **4,870.8** | **797.1** |
| Hotel management | **92.4** | **29.5** | **51.8** | **2.6** |
| Property rentals | **36.3** | **19.3** | **583.4** | **5.0** |
| Elimination | **(56.1)** | **–** | **(13.8)** | **–** |
| | **1,353.3** | **266.0** | **5,492.2** | **804.7** |
| Interest in associates | | | **1,270.4** | |
| Unallocated assets | | | **64.6** | |
| Intangible assets | | | **95.5** | |
| **Total** | | | **6,922.7** | |

*For the year ended/as at 31 December 2007 (US$ million)*

| | **Sales** | **Segment results** | **Total assets** | **Capital expenditures** |
|---|---|---|---|---|
| Hotel operation | | | | |
| – Room rentals | 622.6 | | | |
| – Food and beverage sales | 457.3 | | | |
| – Renderings of ancillary services | 79.2 | | | |
| | 1,159.1 | 252.7 | 4,151.5 | 605.4 |
| Hotel management | 80.7 | 11.3 | 65.8 | 2.5 |
| Property rentals | 27.7 | 16.6 | 564.8 | 45.9 |
| Elimination | (48.3) | – | (13.2) | – |
| | 1,219.2 | 280.6 | 4,768.9 | 653.8 |
| Interest in associates | | | 1,119.0 | |
| Unallocated assets | | | 125.9 | |
| Intangible assets | | | 87.2 | |
| **Total** | | | 6,101.0 | |

## 4 Accounts receivable, prepayments and deposits

| | 2008 *US$'000* | 2007 *US$'000* |
|---|---|---|
| Trade receivables | **54,771** | 73,027 |
| Less: provision for impairment of receivables | **(547)** | (1,321) |
| Trade receivables – net | **54,224** | 71,706 |
| Prepayments and deposits | **74,542** | 60,024 |
| Other receivables | **62,342** | 39,698 |
| Current portion | **191,108** | 171,428 |

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

| | 2008 *US$'000* | 2007 *US$'000* |
|---|---|---|
| 0 – 3 months | **51,803** | 69,676 |
| 4 – 6 months | **1,696** | 1,546 |
| Over 6 months | **725** | 484 |
| | **54,224** | 71,706 |

## 5 Share capital

| | | Amount | | |
|---|---|---|---|---|
| | **No. of shares** *('000)* | **Ordinary shares** *US$'000* | **Share premium** *US$'000* | **Total** *US$'000* |
| **Authorised – Ordinary shares of HK$1 each** | | | | |
| **At 31 December 2007 and 31 December 2008** | **5,000,000** | **646,496** | **–** | **646,496** |
| **Issued and fully paid – Ordinary shares of HK$1 each** | | | | |
| **At 1 January 2008** | 2,881,488 | 372,061 | 1,562,516 | 1,934,577 |
| Exercise of share options | | | | |
| – allotment of shares *(note (a))* | 3,875 | 500 | 4,851 | 5,351 |
| – transfer from option reserve | – | – | 1,069 | 1,069 |
| **At 31 December 2008** | **2,885,363** | **372,561** | **1,568,436** | **1,940,997** |

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

| | Number of option shares issued | | | | | | |
|---|---|---|---|---|---|---|---|
| | At HK$8.26 per option share | At HK$8.82 per option share | At HK$8.18 per option share | At HK$6.81 per option share | At HK$11.60 per option share | At HK$14.60 per option share | Total consideration *US$'000* |
| **In year 2008** | | | | | | | |
| January | – | 48,911 | – | – | 40,000 | 15,000 | 144 |
| February | 30,000 | – | – | 50,000 | 165,000 | 10,000 | 342 |
| March | 57,084 | 96,911 | – | 80,000 | 250,000 | 110,000 | 823 |
| April | 500,560 | – | – | – | 105,000 | – | 690 |
| May | 177,364 | – | – | – | 100,000 | 20,000 | 376 |
| June | – | 48,455 | – | – | 1,075,000 | 189,500 | 2,021 |
| July | – | 24,000 | – | 200,000 | 225,000 | 117,500 | 762 |
| August | – | – | – | – | 30,000 | 32,000 | 105 |
| September | – | 77,528 | – | – | – | – | 88 |
| **For the year ended 31 December 2008** | **765,008** | **295,805** | **–** | **330,000** | **1,990,000** | **494,000** | **5,351** |

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$21.60 (2007: HK$21.20).

*Share options*

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/ higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

| | **For the year ended 31 December 2008** | | For the year ended 31 December 2007 | |
|---|---|---|---|---|
| | **Average exercise price in HK$ per option share** | **Number of option shares** | Average exercise price in HK$ per option share | Number of option shares |
| **At 1 January** | **11.92** | **20,152,723** | 11.69 | 27,141,532 |
| Exercised | **10.70** | **(3,874,813)** | 10.97 | (6,796,309) |
| Lapsed | **12.84** | **(272,500)** | 13.04 | (192,500) |
| **At 31 December** | **12.20** | **16,005,410** | 11.92 | 20,152,723 |

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

| Expiry date | Exercise price in HK$ per option share | Number of option shares as at 31 December 2008 | 31 December 2007 |
|---|---|---|---|
| **Executive Option Scheme** | | | |
| 30 April 2008 | 8.26 | – | 765,008 |
| 14 January 2010 | 8.82 | **914,489** | 1,210,294 |
| 14 January 2011 | 8.18 | **67,921** | 67,921 |
| | | **982,410** | 2,043,223 |
| **New Option Scheme** | | | |
| 2 May 2008 | 11.60 | – | 50,000 |
| 30 June 2008 | 14.60 | – | 37,500 |
| 28 May 2012 | 6.81 | **980,000** | 1,310,000 |
| 27 April 2015 | 11.60 | **8,362,000** | 10,462,000 |
| 15 June 2016 | 14.60 | **5,681,000** | 6,250,000 |
| | | **15,023,000** | 18,109,500 |

There was no option granted during the year ended 31 December 2008.

No options have been exercised subsequent to 31 December 2008 and up to the date of this announcement. Options on 150,000 shares and 60,000 shares with exercise price of HK$11.60 and HK$14.60 per share, respectively have lapsed subsequent to 31 December 2008 and up to the date of this announcement.

## 6 Accounts payable and accruals

| | **2008** *US$'000* | 2007 *US$'000* |
|---|---|---|
| Trade payables | **54,219** | 64,374 |
| Construction cost payable and accrued expenses | **350,161** | 313,031 |
| | **404,380** | 377,405 |

At 31 December 2008, the ageing analysis of the trade payables is as follows:

| | **2008** *US$'000* | 2007 *US$'000* |
|---|---|---|
| 0 – 3 months | **49,480** | 60,687 |
| 4 – 6 months | **2,092** | 1,526 |
| Over 6 months | **2,647** | 2,161 |
| | **54,219** | 64,374 |

## 7 Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

| | **2008** | 2007 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Depreciation of property, plant and equipment (net of amount capitalised of US$471,000 (2007: US$185,000)) | **166,827** | 134,852 |
| Amortisation of leasehold land and land use rights | **11,215** | 8,326 |
| Amortisation of trademark and website development | **1,225** | 942 |
| Employee benefit expenses | **358,033** | 320,379 |
| Cost of inventories sold or consumed in operation | **171,597** | 146,299 |
| Loss on disposal of property, plant and equipment and partial replacement of investment properties | **2,453** | 2,407 |
| Discarding of property, plant and equipment due to renovation of hotels | **9,950** | 630 |
| Operating lease expenses | **19,005** | 16,644 |
| Pre-opening expenses | **35,605** | 22,101 |
| Expenses on share options granted | **454** | 2,484 |
| Auditors' remuneration | **1,068** | 941 |

## 8 Other (losses)/gains – net

| | **2008** | 2007 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Fair value (losses)/gains on investment properties | **(952)** | 59,139 |
| Reversal of impairment/(impairment losses) on available-for-sale financial assets | **14** | (14) |
| Net unrealised (losses)/gains on financial assets held for trading | **(33,403)** | 21,085 |
| Fair value losses on derivative financial instruments – interest-rate swap contracts | **(61,095)** | (10,424) |
| Gains on disposal of partial interests in subsidiaries | **–** | 9,101 |
| Interest income | **7,705** | 10,339 |
| Dividend income | **922** | 908 |
| Tax refund on reinvestment of dividend from a subsidiary and an associate | **–** | 3,206 |
| Waiver of debt by a non-controlling shareholder | **–** | 4,674 |
| Fair value gains on loans from non-controlling shareholders | **1,309** | 10,715 |
| Penalty on relinquishment of rights to acquire land use rights of project sites | **(614)** | – |
| Others | **3,199** | 4,997 |
| | **(82,915)** | 113,726 |

## 9 Finance gain/(costs)

| | 2008 US$'000 | 2007 US$'000 |
|---|---|---|
| Interest expense: | | |
| – bank loans and overdrafts | **(52,142)** | (77,440) |
| – other loans interest | **(1,831)** | (1,456) |
| – convertible bonds wholly repayable within five years | **–** | (401) |
| | **(53,973)** | (79,297) |
| Less: amount capitalised | **16,198** | 27,360 |
| | **(37,775)** | (51,937) |
| Net foreign exchange transaction gains | **50,626** | 32,809 |
| | **12,851** | (19,128) |

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 3.4% per annum (2007: 5.4%).

## 10 Share of profit of associates

Share of profit of associates in 2008 included US$10,016,000 (2007: US$17,543,000) share of the fair value gains of investment properties after provision for deferred tax liabilities in the income statement; and the share of losses of US$8,873,000 (2007: Nil) on write off of the net book value of a building upon demolition for the development of an extension project of an associate and the relevant taxes arising from a building swap transaction within group companies of the associate.

Share of associates' taxation for 2007 included a reversal of provision for deferred tax liabilities of US$30,268,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

## 11 Income tax expense

| | 2008 US$'000 | 2007 US$'000 |
|---|---|---|
| Current income tax | | |
| – Hong Kong profits tax | **13,955** | 13,583 |
| – Overseas taxation | **56,534** | 63,715 |
| Deferred income tax | **(1,073)** | 1,594 |
| | **69,416** | 78,892 |

Share of associates' taxation for the year ended 31 December 2008 of US$31,414,000 (2007: US$9,654,000) is included in the income statement as share of profits of associates.

(a) Hong Kong profits tax is provided at a rate of 16.5% (2007: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

## 12 Earnings per share

*Basic*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

| | 2008 | 2007 |
|---|---|---|
| Profit attributable to equity holders of the Company *(US$'000)* | **165,940** | 340,863 |
| Weighted average number of ordinary shares in issue *(thousands)* | **2,878,485** | 2,671,209 |
| Basic earnings per share *(US cents per share)* | **5.76** | 12.76 |

*Diluted*

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

| | 2008 | 2007 |
|---|---|---|
| Profit attributable to equity holders of the Company *(US$'000)* | **165,940** | 340,863 |
| Weighted average number of ordinary shares in issue *(thousands)* | **2,878,485** | 2,671,209 |
| Adjustments for – share options *(thousands)* | **5,026** | 10,360 |
| Weighted average number of ordinary shares for diluted earnings per share *(thousands)* | **2,883,511** | 2,681,569 |
| Diluted earnings per share *(US cents per share)* | **5.75** | 12.71 |

## 13 Dividends

| | 2008<br>*US$'000* | 2007<br>*US$'000* |
|---|---|---|
| Interim dividend paid of HK14 cents (2007: HK15 cents) per ordinary share | **52,123** | 55,692 |
| Proposed final dividend of HK10 cents (2007: HK12 cents) per ordinary share | **37,090** | 44,631 |
| | **89,213** | 100,323 |

At a meeting held on 17 March 2009, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2008, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2009.

The proposed final dividend for 2008 on the 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$140,000 is eliminated on consolidation and is excluded from the proposed final dividend attributable to the Company's equity holders recognised in the consolidated financial statements.

## 14 Financial guarantees, contingencies and other charges

*(a) Financial guarantees*

As at 31 December 2008, financial guarantees of the Group were as follows:

(i) Proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$42,416,000 (2007: US$46,332,000).

(ii) Guarantees in favour of banks for securing certain banking facilities granted to an associate while the major shareholder of the associate provided a counter indemnity to the Group under the joint venture agreement. The utilised amount of such facilities covered by the guarantees after setting off the amount of counter indemnity from the major shareholder and which also represented the net financial exposure of the Group as at 31 December 2008 amounts to US$32,692,000 (2007: US$29,517,000).

Guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

*(b) Contingent liabilities*

As at 31 December 2008, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$2,425,000 (equivalent to US$1,678,000) (2007: A$4,537,000 equivalent to US$4,080,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 31 May 2009 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2007: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$39,845,000 (2007: US$20,000,000 in favour of a local government authority in Mainland China for the acquisition of the land use rights of a site). The Group also executed guarantees for securing standby documentary credit granted by a bank in favour of an associate of up to US$16,500,000 (2007: US$22,000,000) as capital commitment to the development project. These facilities are undrawn as at 31 December 2008.

*(c) Other charges*

As at 31 December 2008, bank borrowings of a subsidiary of US$51,612,000 (2007: US$52,774,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles, machinery, and furniture, fixture and equipment with net book amount of US$57,751,000 (2007: US$58,613,000).

## 15 Commitments

The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

| | **2008** | 2007 |
|---|---|---|
| | ***US$'000*** | *US$'000* |
| Existing properties – Property, plant and equipment and investment properties | | |
| Contracted but not provided for | **80,813** | 18,624 |
| Authorised but not contracted for | **73,552** | 56,424 |
| Development projects | | |
| Contracted but not provided for | **431,397** | 590,652 |
| Authorised but not contracted for | **1,573,282** | 1,628,916 |
| | **2,159,044** | 2,294,616 |

## 16 Events after the balance sheet date

(a) In February 2009, a non-wholly owned subsidiary executed a five-year US$50 million project loan agreement with International Finance Corporation. A wholly owned subsidiary also executed a new five-year US$40 million unsecured bank loan agreement in the same month.

(b) On 2 January 2009, the Group entered into connected transactions with Kerry Holdings Limited ("KHL") (a substantial shareholder of the Company) and Shang Properties, Inc. ("SPI") (a connected person of the Company) by entering into the Sale and Purchase Agreement to acquire from KHL and its subsidiaries the entire issued share capital of certain property holding companies and related loans; and proposed to enter into other agreements to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (a wholly owned subsidiary of the Company which owns the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan")) to SPI and its subsidiaries. Upon completion of all the agreements, the Group's equity interest in MSH will be reduced to approximately 93.95% and the Group will be entitled to approximately 93.95% economic interests in certain Philippines property holding companies which own the land sites where the Shangri-La Mactan is built in order to provide an economic hedge in the land leasing expenses paid by the Group and to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. Under these transactions, the Group will need to make a total payment of approximately US$29.4 million and MSH will receive approximately US$8.7 million new capital funds. The Group has already paid approximately US$29.4 million to acquire the share capital and loans in the property holding companies subsequent to the year end. The transactions for the proposed dilution of approximately 6.05% equity interest in MSH have not been completed as at the date of this announcement.

(c) On 15 January 2009, the Group and the other joint venture parties (Kerry Properties Limited and Allgreen Properties Limited ("APL") (both being connected persons to the Company); and Kuok Brothers Sdn. Bhd.) entered into a cancellation agreement to relinquish their rights to acquire the land use rights of all the acquired sites in Tangshan City in Mainland China. A consortium was formed by the joint venture parties and jointly won the bids at the open bidding to acquire the land use rights of three sites in 2008. The joint venture parties will need to share a total penalty of Renminbi 21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids at another open bidding to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture for the acquisition, holding and development of the land sites and terminated the original master joint venture agreement. The maximum total investment shall be Renminbi 2,136 million (approximately US$312.5 million) and the Group's 20% share is approximately US$62.5 million. The acquired sites are designated for hotel and residential with ancillary commercial use.

(d) On 16 March 2009, the Group entered into a novation deed pursuant to which the rights, title and interests of APL under and in the master joint venture agreement (including but not limited to all APL Group's 15% rights, title and interests in and under part of the land deposit payment of Renminbi 4.5 million already contributed by APL Group for land use rights of a piece of land) in relation to the acquisition, holding and development of a land site in Nanjing City, Mainland China will be transferred and assigned by novation to the Group at a cash consideration of approximately HK$5.2 million (approximately US$0.7 million). Pursuant to the master joint venture agreement entered in 2008, each of the Group and APL has 40% and 15% proposed shareholdings in the proposed joint venture respectively. The Group's interest in the master joint venture agreement will be increased to 55% following the completion of the novation and the Group's 55% share of the maximum total investment in the project will be increased to Renminbi 825 million (approximately US$121 million). The transactions are subject to the Company's independent shareholders' approval.

## OPERATIONS REVIEW

The Group's main business comprises the ownership, operation and management of hotels. It also has ownership interests in investment properties i.e. office properties, service apartments and retail spaces. The Group also manages hotels for third party owners. Hotel operations continued to be the Group's main source of revenue and operating profits. The luxury hotel market in Asia, in particular Mainland China, continues to be the Group's main focus.

As at 31 December 2008, the Group has equity interests in 45 operating hotels (2007: 44) comprising 23,309 available guest rooms (2007: 22,292). This includes the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which were not managed by the Group.

Performance of the Group's hotels in the first quarter of 2008 started off strong. However beginning in the second quarter, the effect of the economic slow down in the United States of America (USA), the increase in airfares caused by the high fuel prices, the natural disasters that struck Mainland China and the tightening of visa regulations for visits to Mainland China in the run-up to the Beijing Olympics, resulted in a drop in occupancies at the Group's hotels in Mainland China, Hong Kong, the Philippines and Singapore. The last quarter witnessed unprecedented volatility in the global financial markets. With the USA and European economies in recession and increasing global unemployment, both luxury leisure travel and business travel have declined substantially.

The operating performance of the Group's investment properties showed slight improvement across the board, save for the serviced apartments in Kuala Lumpur and Bangkok.

### (a) Revenues

*Hotel Operation*

On an unconsolidated basis, room revenues accounted for over 54% while food and beverage revenues accounted for over 39% of the total revenues from hotel operation. Room revenues at US$935.2 million represented an 8% year on year growth while food and beverage revenues at US$677.3 million represented a 12% year on year growth.

Room revenues increased due to the marginal growth in room yields (Revenue Per Available Room or RevPAR) of 1% and the effect of full year operation of hotel rooms of new hotels/ extensions which opened for business in the year 2007.

Key performance indicators of the Group on an unconsolidated basis are:

*Geographical analysis*

| Country | 2008 Weighted Average | | | 2007 Weighted Average | | |
|---|---|---|---|---|---|---|
| | **Occupancy** *(%)* | **Transient Room Rate** *(US$)* | **RevPAR** *(US$)* | Occupancy *(%)* | Transient Room Rate *(US$)* | RevPAR *(US$)* |
| The People's Republic of China | | | | | | |
| *Hong Kong* | **72** | **292** | **206** | 77 | 280 | 211 |
| *Mainland China* | **57** | **161** | **91** | 67 | 140 | 92 |
| Singapore | **76** | **227** | **174** | 83 | 186 | 152 |
| The Philippines | **75** | **163** | **119** | 81 | 147 | 117 |
| Malaysia | **65** | **125** | **88** | 72 | 110 | 77 |
| Thailand | **49** | **168** | **79** | 74 | 153 | 108 |
| Fiji | **69** | **155** | **104** | 69 | 135 | 92 |
| Indonesia | **64** | **117** | **66** | 62 | 114 | 62 |
| Myanmar | **56** | **51** | **28** | 50 | 40 | 21 |
| Subsidiaries and Associates | **62** | **171** | **106** | 71 | 152 | 105 |

*Note:* The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

*Hotel Management*

Except for the Hotel JEN and the Portman, all the other 43 hotels in which the Group has equity interests are managed by the Group's management arm, SLIM International Limited and its subsidiaries ("SLIM"). In addition, SLIM also had hotel management agreements in respect of 15 operating hotels (5,477 available rooms) owned by third parties as at 31 December 2008. Overall weighted average RevPAR and room rates of these 15 hotels increased by 11% and 15%, respectively.

SLIM recorded a 12% increase in revenues on consolidation.

The following managed hotels soft opened for business in 2008 and early 2009:

- The 419-room Traders Upper East Hotel, Beijing, Mainland China on 8 September, 2008.
- The 336-room Shangri-La's Far Eastern Plaza Hotel, Tainan, Taiwan on 22 November, 2008.
- The 119-room Shangri-La Hotel, Vancouver, Canada on 24 January 2009.

The developer of the Shangri-La and Traders hotels in Macau has suspended temporarily the development work of these two projects. SLIM has also terminated the management contracts for a hotel in Urumqi, Mainland China and a hotel in Chicago due to the suspension of works on these projects by the developers.

In March 2009, SLIM signed a new hotel management agreement for the 301-room Traders Hotel, Abu Dhabi. The hotel project is owned by a third party and will be opened for business in mid 2009.

*Property Rentals*

Most of the properties recorded double digit increment in yields for their retail and office space save for the retail space in the Shanghai Kerry Centre and the retail and office space in the Chao Phya Tower in Bangkok, which recorded increases of 4%, 4% and 9%, respectively. Notably, the office tower at the Shangri-La Centre, Chengdu in Mainland China which opened for business in August 2007, recorded an increase in yields of 433%.

In terms of serviced apartments, save for the yields in the Shanghai Centre (increased by 6%), Changchun (remained flat), Kuala Lumpur (decreased by 4%) and Bangkok (decreased by 27%), all the properties recorded double digit increase in yields.

*Sales Analysis*

| | **2008** *US$ million* | 2007 *US$ million* | % Change |
|---|---|---|---|
| **Subsidiaries** | | | |
| **Hotel Operations** | | | |
| Hong Kong | **233.0** | 230.3 | 1% |
| Mainland China | **506.3** | 416.8 | 21% |
| Singapore | **176.6** | 156.6 | 13% |
| The Philippines | **153.5** | 149.1 | 3% |
| Malaysia, Thailand, Fiji and Yangon | **211.3** | 206.3 | 2% |
| | **1,280.7** | 1,159.1 | 10% |
| **Hotel Management** | **92.4** | 80.7 | 15% |
| **Properties** | | | |
| Mainland China, Singapore, Malaysia and Thailand | **36.3** | 27.7 | 31% |
| **Less: Elimination** | **(56.1)** | (48.3) | |
| **Total sales for subsidiaries** | **1,353.3** | 1,219.2 | 11% |

## (b) Consolidated Profits

At the subsidiary level, the gross profit margin of the hotels was marginally lower by less than 1 percentage point as a result of increase in food costs and labour costs, while the gross profit margin for the properties increased by around 1 percentage point. As a result of the increase in revenues of the hotels and properties, EBITDA (earnings before interest, tax, depreciation, amortisation and non-operating items) increased by 11%. EBITDA is net of the pre-opening expenses of US$35.6 million (2007: US$22.1 million).

In terms of the associates, share of profit after tax and before non-operating items increased by 36%, mainly contributed by the improved results of the investment properties. In 2008, net charge for share of non-operating items is US$4 million. There was a net credit of US$39.6 million for non-operating items in 2007 which included the share of associates' taxation for the reversal of provision for deferred tax liabilities of US$30.3 million due to a reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Consolidated profits of the Group for the year were favourably affected by the increase in exchange gains of US$50.6 million due to appreciation of the Renminbi and other Asian currencies against the US dollar in the first three quarters. Interest expenses after capitalisation of all subsidiaries decreased by US$14.2 million, following a reduction in bank borrowings in the first half of 2008 consequent to the rights issue in September 2007 and the reduction in borrowing rates. Income tax expenses for subsidiaries in 2007 included a credit of US$9.9 million for the reversal of provision for deferred tax liabilities due to a reduction of income tax rate in Mainland China.

**EBITDA of the Group and Reconcilations to Operating Profit**
*For the year ended 31 December*

| | 2008 US$ million | 2007 US$ million | % Change |
|---|---|---|---|
| **Hotel Operations** | | | |
| Hong Kong | **97.0** | 95.6 | 1% |
| Mainland China | **198.7** | 167.9 | 18% |
| Singapore | **67.7** | 59.1 | 15% |
| The Philippines | **44.8** | 44.2 | 1% |
| Malaysia, Thailand, Fiji and Yangon | **70.8** | 74.6 | (5%) |
| | **479.0** | 441.4 | 9% |
| **Hotel Management** | **30.4** | 17.8 | 71% |
| **Properties** | | | |
| Mainland China, Singapore, Malaysia and Thailand | **20.7** | 11.7 | 77% |
| **Less: Corporate Expenses** | **(41.3)** | (28.8) | (43%) |
| **EBITDA** | **488.8** | 442.1 | 11% |
| **Less:** | | | |
| Depreciation | **(166.8)** | (134.9) | |
| Amortisation of leasehold land and land use rights | **(11.2)** | (8.3) | |
| Amortisation of trademark and website development | **(1.2)** | (0.9) | |
| Net foreign exchange transaction gains | **(50.6)** | (32.8) | |
| Expenses on share options granted | **(0.5)** | (2.5) | |
| Losses on disposal of property, plant and equipment and partial replacement of investment properties | **(2.5)** | (2.4) | |
| Discarding of property, plant and equipment due to renovation of hotels | **(9.9)** | (0.7) | |
| **Add: Other (losses)/Gains** | | | |
| Net fair value (losses)/gains on investment properties | **(0.9)** | 59.1 | |
| (Losses)/gains on financial assets held for trading | **(33.4)** | 21.1 | |
| Fair value losses on interest-rate swap contracts | **(61.1)** | (10.4) | |
| Gains on disposal of partial interests in subsidiaries | – | 9.1 | |
| Interest income | **7.7** | 10.3 | |
| Dividend income | **0.9** | 0.9 | |
| Tax refund on reinvestment of dividend from a subsidiary and an associate | – | 3.2 | |
| Waiver of debt by a non-controlling shareholder | – | 4.7 | |
| Fair value gains on loans from non-controlling shareholders | **1.3** | 10.7 | |
| Provision of penalty on relinquishment of rights to acquire project land sites | **(0.6)** | – | |
| Other non-operating gains | **3.2** | 5.0 | |
| **Operating profit before finance costs** | **163.2** | 373.3 | |

## CORPORATE DEBT AND FINANCIAL CONDITIONS

During the year, the Group executed the following unsecured new bank loan agreements:

- A 6-month Renminbi 25 million (approximately US$3.7 million) working capital loan agreement.

- A 5-year HK$300 million (approximately US$38.7 million) bilateral loan agreement.

- A 5-year US$40 million bilateral loan agreement.

- Five loan agreements totaling Renminbi 930 million (approximately US$136.1 million) with a maturity of 5 years.

- Two loan agreements totaling Euro 100 million (approximately US$140.1 million) with a maturity of 5 years.

- A 5.5-year Malaysian Ringgit 95 million (approximately US$29 million) loan agreement.

- A 9-year Philippine Peso 650 million (approximately US$13.6 million) loan agreement.

The Group has also extended a matured HK$300 million (approximately US$38.7 million) unsecured bilateral bank loan agreement for another year.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the financial year.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio increased from 20.5% as at 31 December 2007 to 34.5% as at 31 December 2008.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2008 is as follows:

| *(US$ million)* | **Maturities of Borrowings Contracted as at 31 December 2008** | | | | |
|---|---|---|---|---|---|
| | | | **Repayment** | | |
| | **Within 1 year** | **In the 2nd year** | **In the 3rd to 5th year** | **After 5 years** | **Total** |
| **Borrowings** | | | | | |
| Corporate bank loans | – | 539.2 | 551.3 | – | 1,090.5 |
| Project bank loans and overdrafts | 39.0 | 78.4 | 659.4 | 61.0 | 837.8 |
| Total | 39.0 | 617.6 | 1,210.7 | 61.0 | 1,928.3 |
| **Undrawn but committed facilities** | | | | | |
| Bank loans and overdrafts | 175.7 | 231.2 | 589.1 | 0.1 | 996.1 |

In February 2009, a non-wholly owned subsidiary in Maldives executed a 5-year US$50 million project loan agreement with International Finance Corporation. A subsidiary in Mainland China executed a new 5-year US$40 million unsecured bank loan agreement in the same month.

Except for the bank loans of a non-wholly owned subsidiary of Renminbi 177 million and HK$200 million (approximately equivalent total US$51.7 million) maturing in 2010 which are secured by the rights and benefits of the insurance policies on the hotel property owned by that subsidiary, all other loans are unsecured.

The currency-mix of the borrowings and cash and bank balances as at 31 December 2008 is as follows:

| *(US$ million)* | **Borrowings** | **Cash and Bank Balances** |
|---|---|---|
| In Hong Kong dollars | 988.6 | 16.9 |
| In United Stated dollars | 512.5 | 148.4 |
| In Renminbi | 165.6 | 193.0 |
| In Singapore dollars | – | 28.0 |
| In Philippine Pesos | 59.4 | 13.0 |
| In Malaysian Ringgit | 44.8 | 6.6 |
| In Thai Baht | 0.4 | 19.2 |
| In Fiji dollars | – | 6.2 |
| In Euros | 112.7 | 16.2 |
| In Japanese Yen | 44.3 | 6.3 |
| In Maldive Rufiyaa | – | 8.3 |
| In other currencies | – | 0.9 |
| | 1,928.3 | 463.0 |

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

## TREASURY POLICIES

Treasury policies aimed at minimising interest and currency risk have been consistently followed by the Group:

### (a) Minimise Interest Risk

Intragroup financing between subsidiaries in Mainland China by way of entrusted loan agreements through local banks amounted to Renminbi 174 million (approximately US$25 million) as at 31 December 2008.

The Group has also endeavoured to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts. As at 31 December 2008, the Group had outstanding contracts for a total value of HK$4,760 million (approximately US$614.2 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014. Taking into account these interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 46% of its loans outstanding.

### (b) Minimise Currency Risk

There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, the Philippines, Singapore and Malaysia and Thailand derive their revenues (and most of the expenses associated therewith) in local currencies. The Group's hotels are quoting room tariffs in the local currency in view of the general appreciation of the Asian currencies against US dollar. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted. Also, to the extent legally permitted, the Group's subsidiaries in Mainland China contracted for new bank loans in US dollars.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

## FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The portfolio of these securities was reduced substantially to US$13.3 million as at 31 December 2008 after reclassification of 10,867,055 ordinary shares in the Company as treasury shares during the year.

These ordinary shares in the Company are held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, one of the principal subsidiaries of the Group, before the Company acquired a controlling interest in it in late 1999.

The market value of these ordinary shares in the Company as at 30 June 2008 was written off against the retained earnings of the Group.

In 2008, the Group charged a total unrealised losses on financial assets held for trading of US$33.4 million before non-controlling interests for the year (US$31.0 million after non-controlling interests) to the income statement.

## DEVELOPMENT PROGRAMMES

### (a) Existing Programmes

In Mainland China, the extension to the Shangri-La Hotel, Qingdao and the Futian Shangri-La, Shenzhen opened for business on 12 March 2008 and 23 October 2008, respectively. Both hotels are wholly owned subsidiaries of the Company. On 16 January 2009, the 409-room Shangri-La Hotel, Wenzhou (a 75% owned hotel) opened for business.

The 202-room Shangri-La Hotel, Tokyo, a hotel under operating lease, opened for business on 2 March 2009, while the 219-room Shangri-La's Boracay Resort & Spa, Philippines also opened on the same day.

Development work on the following projects is on-going:

| | Group's interest as at 31 December 2008 | Hotel Rooms | Serviced Apartments | Projected Opening |
|---|---|---|---|---|
| **Hotels in Mainland China** | | | | |
| Shangri-La Hotel, Ningbo | 95% | 564 | 60 | Mid 2009 |
| Shangri-La Hotel, Guilin | 100% | 430 | – | Late 2009 |
| Shangri-La Hotel, Manzhouli | 100% | 201 | 16 | Late 2009 |
| **Hotels in other countries** | | | | |
| Shangri-La's Villingili Resort & Spa, Maldives | 70% | 142 | – | Mid 2009 |
| Shangri-La Hotel, Paris, France | 100% | 108 | – | Early 2010 |
| Shangri-La's Mactan Resort & Spa, Cebu – extension | 100% | 112 | – | Late 2010 |
| Traders Hotel, Malé, Maldives | 100% | 205 | – | Late 2011 |
| Shangri-La Hotel, Vienna, Austria | Operating lease | 202 | – | Mid 2010 |
| **Other projects and composite developments** | | | | |
| Office Tower, Ulaanbaatar, Republic of Mongolia | 51% | N/A | N/A | Mid 2009 |
| Office Tower, Qingdao | 100% | N/A | 130 | Mid 2009 |
| China World Trade Center Phase III – Mega Tower (including a deluxe hotel), Beijing | 40.07% | 278 | – | Mid 2009 |
| Pudong Kerry Centre (with Shangri-La's Pudong Kerry Centre Hotel), Shanghai | 23.20% | 574 | 141 | End 2010 |
| Tianijn Kerry Centre (with Shangri-La Hotel, Tianjin) | 20% | 450 | 18 | 2012 |
| Jing An Kerry Centre (with Jing An Shangri-La), Shanghai | 49% | 400 | – | 2012 |

In July 2008, the Group completed the acquisition of the entire equity interest of a local company in Paris which owns the building adjacent to the site of the Shangri-La Hotel, Paris, at a net consideration of Euro 20.9 million (approximately US$31 million). The building will be refurbished as an extension of the hotel currently under development.

At the special general meeting held on 17 December 2008, the independent shareholders of the Company approved the discloseable and connected transactions in relation to the entering into the Supplemental Agreement relating to the joint acquisition, ownership and development of the land sites in Jingan District, Shanghai, pursuant to which the Company (holding 49% equity interest) and Kerry Properties Limited ("KPL") (holding 51% equity interest) agreed that the maximum total commitment shall be increased from US$700 million to Renminbi 7,600 million (approximately US$1,111.9 million at the exchange rate as at 31 December 2008). The rise in the development costs of the project was mainly attributable to changes in the development plans, increase in construction costs and inflation, increase in land costs and interest costs.

The Group's wholly owned subsidiaries have acquired land use rights in certain provincial cities in Mainland China including Sanya and Qinhuangdao and Ulaanbaatar in the Republic of Mongolia for hotel development and the Group is now reviewing the development scale and roll-out schedule.

The Group has a 25.9% interest in the project companies which own a piece of land in the Midtown Manhattan, New York. The joint venture parties are reviewing the investment of this project.

The Group has also carried out design and concept planning for a 195-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. This hotel under operating lease is scheduled to open for business in 2012.

**(b) New Projects**

On 10 March 2008, the Group entered into a connected transaction with KPL by forming a consortium and was successful in acquiring the land use rights for a land site in Nanchang city, Mainland China. The Group has a 20% interest in this composite development which is expected to comprise offices, hotels, commercial and high-end apartments. The maximum funding commitments of the Group's 20% interest in the joint venture company is approximately Renminbi 440 million (approximately US$64.4 million).

On 7 May 2008, the Group entered into connected transactions by entering into a shareholders' agreement with an associate of KPL and a third party to subscribe for 5,000 common shares of a joint venture company. The principal purpose and business of this joint venture company is to purchase and own a piece of land in the Bonifacio Global City located at Taguig, Metro Manila in the Philippines. On 30 June 2008, the Group entered into a shareholders' agreement with the same parties to subscribe for 5,000 common shares of another joint venture company whose principal and business is to enter into an unincorporated joint venture with the previously mentioned joint venture for the construction of a five-star hotel and high-end residential development on the land. The maximum funding commitments of the Group's 40% interest in each of the two joint venture companies are approximately US$27 million and US$18.4 million, respectively.

On 21 July 2008, the Group entered into connected transactions with KPL and Allgreen Properties Limited ("APL") (both being connected persons to the Company); and Kuok Brothers Sdn. Bhd. by forming a consortium and jointly won the bids at an open bidding to acquire the land use rights for three sites in Tangshan City in Mainland China. The parties have entered into a master joint venture agreement on the same date for the acquisition, holding and development of the sites and to enter into shareholders' agreements in connection with the establishment of the joint venture company/companies and the development of the sites which are designated for hotel and residential uses with ancillary commercial use. The maximum funding commitments of the Group's 20% interest in the two joint venture company/companies are approximately Renminbi 1,460 million (approximately US$213.6 million). A total deposit of HK$780 million (approximately US$100.6 million) was paid. The Group has already refunded KPL HK$156 million (approximately US$20.1 million) together with the interest expenses for its 20% share. In light of the current market conditions and the size of the investment that will be required for developing the acquired sites, the joint venture parties have decided to adopt a more conservative approach in relation to the scale of development. On 15 January 2009, subsequent to the approval of the Company's independent shareholders in the special general meeting held on 10 September 2008 for the entering into these connected transactions, the joint venture parties entered into a cancellation agreement to relinquish their rights to acquire the land use rights of all the acquired sites. The joint venture parties will need to share a total penalty of Renminbi 21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids at another open bidding to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture company/companies for the acquisition, holding and development of the land sites and entered into a termination deed terminating the master joint venture agreement dated 21 July 2008. The maximum total investment shall be Renminbi 2,136 million (approximately US$312.5 million) and the Group's 20% share is approximately US$62.5 million. The size of the acquired sites is smaller (representing approximately one-third of the gross site area of those available previously) and the designated uses are for hotel and residential with ancillary commercial use.

On 23 September 2008, the Group entered into connected transactions with KPL and APL by forming a consortium and was successful in acquiring the land use rights for a land site in Nanjing City, Mainland China. Pursuant to the master joint venture agreement, the Group will have a 40% equity interest in a joint venture company to be established which will own the composite development which is expected to comprise offices, hotel, commercial and high-end apartments.

The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of its associates for all the existing and new projects (including the transactions disclosed under the section headed "Disposals And Acquisitions" below relating to the acquisition and the restructuring of certain property interests in the Philippines) and other renovations involving fund commitments is currently estimated at US$2,159 million as of 31 December 2008 which included US$42.4 million guarantees to be executed by the Group in favour of bank loans granted to associates.

On 16 March 2009, the Group entered into a novation deed pursuant to which the rights, title and interests of APL under and in the master joint venture agreement for the Nanjing development project (including but not limited to all APL Group's 15% rights, title and interests in and under part of the land deposit payment of Renminbi 4.5 million already contributed by APL Group for land use rights of a piece of land) will be transferred and assigned by novation to the Group at a cash consideration of approximately HK$5.2 million (approximately US$0.7 million). The Group's interest in the master joint venture agreement will be increased to 55% following the completion of the novation and the Group's 55% share of the maximum total investment in the project will be increased to Renminbi 825 million (approximately US$121 million). The transactions are subject to the Company's independent shareholders' approval.

## DISPOSALS AND ACQUISITIONS

On 18 January 2008, the non-controlling shareholder of the Company's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders' agreement to acquire from the Group an additional 9% equity interest and proportionate shareholders' loans in SML which owns the office tower development project in Ulaanbaatar, the Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000, yielding the Group a nominal gain on this transaction. The Group holds 51% equity interest in SML after this dilution.

On 30 May 2008, the Group acquired an additional 23% shareholding interest, together with proportionate shareholder's loan, in Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), an indirect 57% owned subsidiary, from a substantial shareholder of this indirect owned subsidiary at a total consideration of approximately Renminbi 135.1 million (approximately US$20 million). Shangri-La Shenzhen is the registered owner of 90% interest in a joint venture company established in the PRC which owns and operates the Shangri-La Hotel, Shenzhen. Following completion of the acquisition, the Group owns a 72% effective interest in the Shangri-La Hotel, Shenzhen. The amount of US$11,284,000 being the difference between the value of the 23% interest and the consideration was charged to the Group's retained earnings.

On 2 January 2009, the Group entered into connected transactions with Kerry Holdings Limited ("KHL") (a substantial shareholder of the Company) and Shang Properties, Inc. ("SPI") (a connected person of the Company) by entering into the Sale and Purchase Agreement to acquire from KHL Group the entire issued share capital of certain property holding companies and related loans; and proposed to enter into other agreements to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (a wholly owned subsidiary of the Company which owns the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan")) to the SPI Group. Upon completion of all the agreements, the Group's equity interest in MSH will be reduced to approximately 93.95% and the Group will be entitled to approximately 93.95% economic interests in certain Philippines property holding companies which own the land sites where the Shangri-La Mactan is built in order to provide an economic hedge in the land leasing expenses paid by the Group and to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. Under these transactions, the Group will need to make a total payment of approximately US$29.4 million and MSH will receive approximately US$8.7 million new capital funds. As at the date of this announcement, these transactions for the dilution of interest in MSH have not been wholly completed. In accordance with the accounting standard, the difference between the consideration received for the dilution of interest in MSH and the corresponding share of the net asset value in MSH will be recorded as movement of equity in the 2009 consolidated financial statements.

## MANAGEMENT CONTRACTS

As at the date of this announcement, the Group has 16 management agreements in respect of operating hotels owned by third parties and the Group has agreements on hand for development of 14 new hotels. The development projects are located in Doha (Qatar), Toronto, Las Vegas, Miami, Kuwait, Seychelles, Bangalore, Mumbai, Macau and Abu Dhabi.

## PROSPECTS

With the melt down of the financial market in the USA, the financial contagion which engulfed the global economies during the last quarter of 2008 continued through early 2009. This period witnessed unprecedented volatility in the financial markets of most countries. With recession in the USA, Europe and Japan and the uncertainty created by the political situation in Thailand, it is envisaged that the sentiment triggered by these developments will dampen both business and leisure travel and spending through the first half of 2009 at a minimum. In preparing for a difficult and weakening market environment, the Group's hotels have initiated various cost containment measures without compromising on standards and level of service. The Group believes that maintenance of product and service quality in these difficult times, is key to the long term success of the business.

## PURCHASE, SALE OF REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2008.

## CORPORATE GOVERNANCE REPORT

The Company recognises the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the year, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company did not appoint a chief executive officer prior to 2 April 2008. As stated in last year's annual report, in view of the expansion of the Company's operations, the roles of the Chairman and the Chief Executive Officer have been separated and performed by different individuals. With effect from 2 April 2008, Mr KUOK Khoon Ean has been appointed as the Chairman of the Board and having, among other things, the responsibilities as set out in the HK Listing Rules, and Mr KUOK Khoon Loong, Edward has been appointed as the President and Chief Executive Officer of the Company.

## SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code for Securities Transactions by Directors of the Listed Issuers as set out in Appendix 10 of the HK Listing Rules as Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the year ended 31 December 2008.

**REGISTERS OF MEMBERS**

The registers of members will be closed from Monday, 25 May 2009 to Wednesday, 27 May 2009, both dates inclusive. To qualify for the proposed final dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Friday, 22 May 2009.

By Order of the Board
**Shangri-La Asia Limited**
**Kuok Khoon Ean**
*Chairman*

Hong Kong, 17 March 2009

*As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing, Mr Giovanni Angelini and Mr Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr Ho Kian Guan, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Wong Kai Man, BBS, JP, Mr Timothy David Dattels and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.*

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED

*(Incorporated in Bermuda with limited liability)*

**香格里拉（亞洲）有限公司***

website: www.ir.shangri-la.com

**(Stock Code: 00069)**

# CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Monday, 25 May 2009 to Wednesday, 27 May 2009, both dates inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
**Shangri-La Asia Limited**
**Teo Ching Leun**
*Company Secretary*

Hong Kong, 17 March 2009

*As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, BBS, JP, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.*

* *for identification purposes only*

"Please also refer to the published version of this announcement in the South China Morning Post."